UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

October 31, 2012

Barclays Bank PLC

(Name of Registrant)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF BARCLAYS BANK PLC ON FORM F-3 (NO. 333-169119) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibits are filed herewith in connection with the issuance of the following Global Medium-Term Notes, Series A (collectively, the “Notes”) by Barclays Bank PLC (the “Company”) on date of this report on Form 6-K, pursuant to the Company’s automatic shelf registration statement on Form F-3 (File No. 333-169119):

•                  $13,000 8.50% Exchangeable Notes due October 30, 2013 (Linked to the Common Stock of CF Industries Holdings, Inc.)

•                  $18,000 9.00% Exchangeable Notes due October 30, 2013 (Linked to the Common Stock of Valero Energy Corporation)

•                  $7,000 9.25% Exchangeable Notes due October 30, 2013 (Linked to the Common Stock of Freeport-McMoRan Copper & Gold Inc.)

•                  $3,000,000 11.00% Exchangeable Notes due October 30, 2013 (Linked to the Common Stock of Apple Inc.)

•                  $8,136,000 Step-up Callable Notes Due October 31, 2024

•                  $23,000 15.00% Exchangeable Notes due April 30, 2013 (Linked to the Common Stock of United States Steel Corporation)

•                  $93,000 8.00% Exchangeable Notes due April 30, 2013 (Linked to the Common Stock of Cummins Inc.)

•                  $3,351,000 AutoCallable Range Accrual Notes due October 30, 2015 Linked to the Performance of the iShares® MSCI Emerging Markets Index Fund

•                  $170,000 17.50% Exchangeable Notes due January 31, 2013 (Linked to the Common Stock of Green Mountain Coffee Roasters, Inc.)

•                  $1,400,000 Notes due October 31, 2017 Linked to the Performance of a Basket of Commodity Indices C-465

•                  $110,000 Buffered SuperTrackSM Notes due October 31, 2014 Linked to the Performance of the Market Vectors® Gold Miners ETF

•                  $1,340,000 Buffered Super TrackSM Notes due April 30, 2014 Linked to the Performance of the EURO STOXX 50® Index

•                  $17,300,000 SuperTrackSM Notes due April 29, 2016 Linked to the Performance of the S&P 500® Index

Exhibit No.	Description
5.1	Opinion of Sullivan & Cromwell LLP, U.S. counsel to the Company, with respect to the validity of the Notes under New York law.
5.2	Opinion of Sullivan & Cromwell LLP, English counsel to the Company with respect to the Notes, as to certain matters under English law.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS BANK PLC
(Registrant)

Date: October 31, 2012	By:	/s/ Sean Gordon
Name: Sean Gordon
Title: Managing Director

3